UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

THE ADT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00101J106

(CUSIP Number)

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

November 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 00101J106	Page 2 of 6 Pages

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 361,585
	8	Shared Voting Power 0
	9	Sole Dispositive Power 361,585
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,585
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.18%
14	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 00101J106	Page 3 of 6 Pages

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 361,585
	8	Shared Voting Power 0
	9	Sole Dispositive Power 361,585
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 361,585
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.18%
14	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 00101J106	Page 4 of 6 Pages

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister, among others, with the United States Securities and Exchange Commission on October 25, 2012 (the “Initial Schedule 13D”) and all amendments thereto (together with the Initial Schedule 13D, collectively the “Schedule 13D”) relating to the shares of Common Stock, par value $0.01 per share (the “Shares”) of The ADT Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

The responses to Items 4 and 5 of the Schedule 13D are incorporated herein by reference.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”: Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, NY 10019. A joint filing agreement of the Corvex Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

The responses to Items 2 and 5 of the Schedule 13D are incorporated herein by reference.

On November 29, 2013, Corvex completed the sale of 10,240,000 Shares to the Issuer pursuant to the Share Repurchase Agreement.

The Corvex Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Shares, other investment opportunities available to the Corvex Persons, conditions in the securities market and general economic and industry conditions, and subject to the provisions of the agreements described in Item 6, take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In particular, Corvex presently anticipates, based upon the market price of the Shares, that it will acquire from time to time additional Shares in the public market such that it will be the beneficial owner, after giving effect to the Share Repurchase Agreement, of approximately 1,000,000 Shares.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 361,585 Shares (excludes 2,182 restricted stock units vested in Mr. Meister), which represents approximately 0.18% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of such Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The percentages calculated herein are calculated based on a total of 201,764,154 Shares reported as outstanding as of November 13, 2013 in the Annual Report on Form 10-K, filed on November 20, 2013.

CUSIP No. 00101J106	Page 5 of 6 Pages

(c) Except as described herein and previously reported on the Schedule 13D, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Person, other than the Reporting Person itself or the investment funds, institutions and mutual funds for which some of the Reporting Persons provide management services.

The limited partners of (or investors in) each of the private investment funds, or their respective subsidiaries or affiliated entities, for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) November 29, 2013.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement by and among Corvex and Keith Meister to file this Schedule 13D and any amendments thereto jointly on behalf of each of them.

CUSIP No. 00101J106	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 29, 2013	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: November 29, 2013	KEITH MEISTER

	By:	/s/ Keith Meister